VIA EDGAR

February 8, 2008

Mr. Jim B. Rosenberg

Mr. Gus Rodriguez

Ms. Mary Mast

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Encorium Group, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Lady and Gentlemen:

This letter is a follow up response to the Securities and Exchange Commission’s letter dated September 26, 2007 and our responses thereto dated October 9, 2007 and December 12, 2007. Our response herein is keyed to the numerical order of your comments in the Securities and Exchange Commission’s recent letter dated January 23, 2008. Our understanding is that Comments 1 and 3 in your letter dated September 26, 2007 have been adequately addressed. Our response to your comments, as listed below, follows the text of your comment.

2) Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

Our responses to your specific comments are as follows:

•

Provide specific examples of the milestone payments originally characterized as performance based milestones and explain why they are not at risk. For example, for each type of milestone tell us what you need to do to achieve the milestone payment and why you believe achievement is reasonably assured. Your response to the third bullet point only discusses milestones and corresponding billing mechanisms based on labor hours, but previously you stated there were other types of milestones for which payment is based.

The majority of our revenues are derived from fixed price contracts which range in duration from a few months to several years. Revenues from these contracts are recognized under the proportional performance method based on the degree of completion rather than billing and payment criteria. Our contracts with our customers generally provide both the hours expected to be incurred and the rate that will be charged for each hour incurred. The sum of the aggregate number of budgeted hours for the project multiplied by the applicable charge rate per hour equals the contract value. The term milestone relates to a billing mechanism in our contracts which prompts the mailing of an invoice to the client based on the progression of a clinical trial or the passage of time. These are the only milestones in our contracts. There are no standard billing mechanisms as each contract is different and the result of an arms length negotiation between us and the client.

Specific examples of interrelated billing milestones are as follows;

•	The signing of the clinical trial agreement;

•	Recruitment of study participants into the trial;

•	The receipt of and the recording of clinical trial data from the study participants;

•	Monitoring of the study participants;

•	The preparation of various biostatistical tables, listings and graphs;

•	The preparation of a report which summarizes the results of the trial;

•	The passage of time (i.e. billing on certain calendar intervals).

The services we provide to our clients are fully integrated with each other and are designed to reduce overall drug development time and cost by promoting efficiency. Our services are performed over the life of the contract and the client receives value as the services are performed. Milestone billings are spread over the life the contract and are designed to provide cash flow to us from the inception of the contract (through an up-front payment) through the duration of the contract.

Below are the reasons why we believe the achievement of these billing milestones is reasonably assured.

•	All of our contracts, including contract amendments during the duration of the clinical trial, if any, are in writing and duly executed by both parties;

•	We have a legal obligation to perform and the client has a legal obligation to pay us for all services negotiated under the contract including any amendments thereto;

•	The scope of our services is set forth in detail in the initial agreement and subsequent contract amendments, if any, and is agreed upon by the parties;

•

Clinical trials involve the dosing of human subjects with investigational drugs. We believe the sponsor of the clinical trial would not undertake such a serious activity without the capability to monitor the study participants and manage the trial. We are engaged by our clients because we possess these capabilities and have a history of being able to successfully deliver these integrated services to our clients;

•

The client engages us for valid business reasons such as our therapeutic expertise, regulatory experience, global reach and cost competitiveness which usually can not be readily acquired or duplicated by the sponsor in a reasonable period of time;

•

Clients generally pay us an up front fee of 10% to 15% of the contract value shortly after the contract is signed. We believe that this up front payment is evidence of their intention to proceed with the clinical trial as planned. Otherwise, there would be no reason to pay us for services we have not performed. In addition, the up front fee is calculated as a percentage of the contract value which is derived from the value of our labor hours multiplied by our billing rates.

•

Please clarify why you believe that payments based on periodic payments are reasonably assured at the start of the contract. Tell us if the milestone payment is contingent on completing the milestone. If that is the case, tell us if you will receive reimbursement relating to the milestone payment that is not achieved if termination of the contract occurs prior to the completion of the milestone. For example, if a milestone is based on the achievement of a certain number of patients and you are unable to achieve to obtain the number of patients prior to termination of the contract, clarify how that milestone payment is accounted for in your revenue recognition policy at the date of the termination of the contract. Similarly, please address other milestones such as completion of a clinical study database and acceptance by the client of a final study report.

Please see our response above for why we believe periodic payments are reasonably assured at the start of the contract.

During the progression of the contract, any of the following events may occur and impact the contract price and the milestone payments;

•	The client may request a change in the assumptions;

•	The customer may increase or decrease the scope of services;

•	We may discover that, for a particular contract, the assumptions are incorrect or insufficient to permit completion of the contract.

In each of the foregoing instances, we would negotiate a contract amendment to reflect the change in scope or assumptions and the related contract price. Our customary business practice is to only rely on signed changes in scope to document any changes to the original service contract. If we don’t reach an original billing milestone because of a change in assumption or a decrease or increase in the scope of services, the client is required to pay us for the value of the services performed pursuant to the contract. For instance, in the event we are unable to achieve the recruitment of a specific number of patients, and the client terminates the clinical trial, the client is required to pay us for the value of the services performed up to the date of termination, (determined and based upon the hourly rate charged for services as defined in the agreement) plus reimburse us for all out-of-pocket expenses incurred to wind down and close out the study. Our experience is that we have been able to collect amounts contractually due us on agreements terminated prior to the completion of the clinical trial.

Our data management professionals assist in the design of protocols and case report forms, as well as training manuals to ensure that data are collected and coded in an organized and consistent format. Clinical study databases are designed according to the analytical specifications of the project and the particular needs of the client. The clinical study database represents the clinical data required to be collected from the study participants based on the drug protocol. We typically collect this data from the study sites on behalf of the client. Milestone billings pursuant to the collection of study data usually relates to the collection of data from enrolled subjects over the life of the contract so that we bill when a certain percentage of the overall data is collected. Billings may be generated when 20% of the data is collected or 50% of the data depending on that particular contract. Each contract has different billing provisions.

The clinical study report summarizes the results of the clinical trial by integrating the clinical/statistical reports, regulatory submissions and the objectives of the clinical study compared with the actual results of the study. The clinical study report may be billed in stages based on submission of drafts to the client or completion of the study report. Each contract has different billing provisions

For the purpose of clarity, payments to us pursuant to the terms of the contract are not contingent upon on the completion of the clinical trial or a certain milestone or the success, safety or efficacy of the investigational drug being tested or the progression of the investigational drug from early stage to later stage clinical trials. Also, we do not have any rights to or include in contract value any licensing or intellectual property rights related to the success of the investigational drug. We have no drug manufacturing capabilities and do not provide to our clients any investigational study drugs related to the conduct of the clinical trials. We have no laboratory capabilities nor do we perform scientific research on any investigational product. We don’t own the clinical sites where the study participants are treated nor do we employ any health care professionals who are situated at the study sites. Our current contracts and the related contract value do not include any billing milestones other than those that are attained through providing services to the client based on labor hours.

•

Clarify what is meant by “completion of a clinical study database”. Explain to us why you believe that the milestone is substantive, if such is the case. Tell us why you believe that none of the other milestones are substantive.

The clinical study database represents the compilation of information obtained from study participants who are enrolled in the clinical trial. We typically obtain this information from the study sites through the filing of case report forms. We have expertise and successful histories of capturing diverse study data from different study locations for medical and statistical analysis. This report is a part of our clinical development services and is interrelated with the conduct of the entire clinical trial from finding clinical sites to enrolling patients to collecting data. The clinical study database would typically be a part of our full service contracts which we would provide to the client.

Milestones, in the context of our service contracts, are used as billing mechanisms to simplify the billing process in the context of our client contracts. They are not used to indicate a stage of completion of the contract or to recognize revenues. We believe that the milestone billings in our contracts are achievable through the performance of services based on labor hours and hourly charge rates.

We believe that none of our billing milestones are substantive because the client has the obligation to pay and we have the obligation to perform all services negotiated under the contract.

•	Please clarify if your revenue recognized is limited to cash received to date. If not, please explain why recognizing revenue in excess of cash received is appropriate.

Our billings and collections on a specific contract do not always mirror the pattern of performance on that contract. Payments received prior to the performance of the service results in the deferral of revenue recognition whereas the performance of the service prior to payment results in the recognition of revenue and the related accounts receivable provided collection is reasonably assured. Under the proportional performance method, we recognize revenue on a contract based on the degree to which the contract is completed. Estimates are made based on the ratio of actual costs incurred relative to total costs expected to be incurred. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. Revenue is not recognized unless payment or a valid promise of payment is received and reasonably assured and the service has been performed. We believe that based upon the termination provisions in our contracts, as described in our responses above, a valid promise to pay is established at the time which we provide our services. Therefore revenue is recognized upon the performance of our services and is not limited to cash received at the time the services are provided. Credit losses have historically been minimal. All payments received pursuant to the contract are recognized in accordance with the proportional performance method.

•

Address the guidance in Staff Accounting Bulletin 104 for each type of milestone payment to explain why the milestone payments are fixed and determinable. Tell us why you believe that there is no uncertainty in achieving the milestone.

Our clinical trial services contracts are in writing and fully executed by us and the client. Our contracts are fixed price agreements with an agreed upon contract value in exchange for an agreed upon scope of services which we are legally obligated to provide and the client is legally obligated to pay us for. Our contracts also contain a billing schedule which agrees to the contract value. The contract value, scope of services and the related payment schedule are fully negotiated by the parties on an arms length basis. The nature and scope of each contract is different regarding the payment schedule and is subject to negotiation by the parties. Some contracts call for periodic monthly payments combined with milestone billing payments, whereas in other contracts, payments may be solely based on billing milestones (See the description of billing milestones in our responses to the first question above). Regardless of the type of payment schedule, the timing of billings pursuant to the agreed upon payment schedule has no impact on revenue recognition. The entire agreed upon contract value is recognized in accordance with the proportional performance method based on actual direct costs incurred to estimated direct costs where the costs relate to labor hours. We expect to receive all of the payments due us during the term of the contract. Historically, we have not experienced material issues regarding the collection of our accounts receivable on these agreements.

As described above, we believe that the proportional performance method of revenue recognition is the most accurate reflection of net revenues for the Company and that our revenue recognition accounting policies are in conformity with generally accepted accounting principles in the United States of America in that all of the criteria, as set forth in SEC Staff Accounting Bulletin Topic 13 of SAB 104 Revenue Recognition have been met.

•	Persuasive evidence of an arrangement exists

•	The service has been rendered

•	Our price to the client is fixed and determinable, and

•	Collectibility is reasonably assured

•	Please revise your accounting policy to address the above comments as applicable.

We are proposing the following enhanced disclosures within a disclosure type format to help you evaluate the adequacy of our responses to your comments. We propose to incorporate these changes into the relevant section of our Form 10-K for the year ended December 31, 2007 which we expect to file with the Securities and Exchange Commission in March 2008. Please see Exhibit A for the proposed enhanced disclosures.

We trust that we adequately have addressed all of the comments contained in the Securities and Exchange Commission’s initial letter dated September 26, 2007 and your follow up comments which we recently received. If you have any further questions, please contact me directly at (610) 989-4208.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman
Executive Vice President & Chief Financial Officer

EXHIBIT A

•	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

Proposed Revisions to the Fourth Paragraph in the section on Revenue Recognition are in Italics.

There are no standard billing and payment provisions which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between us and the client. Billings and the related payment terms from fixed price contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. The payment schedule in the contract reflects the value of the services to be performed by us during the term of the contract. The payment schedule may include certain performance based billing milestones as well as periodic payments which are reasonably assured at the start of the contract and which we expect to receive during the duration of the contract. Accordingly, cash receipts, including the receipt of up front payments and performance based billing milestone payments, do not necessarily correspond to costs incurred and revenue recognized on contracts. A contract’s payment structure typically requires an up front payment of 10% to 15% of the contract value at or shortly after the initiation of the contract, a series of periodic payments over the life of the contract and billing milestone payments based upon the achievement of certain agreed upon performance based criteria. The upfront payments are deferred and recognized as revenues as services are performed under the proportional performance method. Periodic payments, including performance based billing milestone payments, are invoiced pursuant to the terms of the contract once the agreed upon performance criteria have been achieved. Billing milestone payments are included in the value of the contract because we expect to receive them during the term of the contract and are not contingent upon specific events being achieved during the providing of our services. All payments received pursuant to the contract are recognized in accordance with the proportional performance method. In a comprehensive full service drug development program, the client would not generally purchase certain deliverables separately but as an integrated, full service arrangement in connection with the development of the drug. Examples of performance based milestones and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, the completion of the database and acceptance by the client of the final study report.

The above disclosure will also be included in Note 1 to the financial statements under the caption Revenue Recognition.